Holli C. Nichols Dynegy Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002 Holli.Nichols@dynegy.com (713) 767-8477 (phone) (713) 767-5181 (fax)

January 21, 2009

Via Edgar and Facsimile

202-772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington D.C. 20549-3561

Attention:	Jennifer Thompson, Branch Chief

Re:	Dynegy Inc. (“Dynegy”)

File No. 1-33443

Dynegy Holdings Inc. (“DHI”; together with Dynegy, the “Company”)

File no. 0-29311

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 8-K Filed August 7, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 6, 2008

Ladies and Gentlemen:

This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 13, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2007, Dynegy’s Form 8-K filed August 7, 2008 and the Company’s Form 10-Q for the quarter ended September 30, 2008. For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below such comment is the Company’s response.

The Company has discussed the responses included in this letter to the Commission with the Chairman of the Audit and Compliance Committee of Dynegy’s Board of Directors. We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of the information, the Staff does not concur with our analysis.

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

January 21, 2009

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-17

Note 19-Commitments and Contingencies, page F-64

Legal Proceedings, page F-64

1.

We have reviewed your response to prior comment 9. Unless you believe that the likelihood of an adverse judgment is remote in the legal proceedings related to your Danskammer, Roseton and Moss Landing plants, we continue to believe you should provide your readers with insight into your exposure by quantifying the estimated cost of installing a closed cycle cooling system. Notwithstanding the fact that this would be a capital expenditure, we believe that the best practice is to quantify your exposure under the reasonably possible outcome of receiving an adverse judgment in the same location as the rest of your disclosures concerning this matter, as we believe providing comprehensive disclosures in one location assists in reader comprehension. Additionally, it appears that such disclosure would be necessary, at a minimum, in MD&A as part of providing your readers with a view of the company through the eyes of management by analyzing uncertainties that are reasonably possible and could have a material impact on your financial statements or liquidity. Refer to Item 303 of Regulation S-K and our Release No. 33-8350.

Response:

In future filings, unless the Company believes that the likelihood of an adverse judgment is remote, the Company will clarify that, in the event of an adverse ruling with respect to any one of these facilities: (i) the decision to install a closed cycle cooling system would be made on a case-by-case basis considering all relevant factors at such time, including any relevant costs or applicable remediation requirements; and (ii) if installation of such closed cycle cooling system would result in a material capital expenditure that renders the operation of the plant uneconomical, the Company could, at its option, cease to operate such facility and forego this capital expenditure. This approach provides, we believe, the best disclosure for investors given the numerous variables and factors involved in calculating the potential costs associated with remediation or installation. Additionally, many of the costs are unknown and unknowable at this time, and any specific quantification could be potentially misleading in amount and magnitude. The Company will disclose this information under the environmental matters section of Item 1. Business, the liquidity section of MD&A and within the commitments and contingencies footnote.

Other Commitments and Contingencies, page F-69

2.	We have reviewed your response to prior comment 10 and have the following comments:

•

We believe the extent to which you are obligated to make future capital expenditures under the Midwest Consent Decree may be unclear to your readers from your current disclosure. Please expand your disclosure to clarify that if the costs of these capital expenditures became great enough to render the operation of the affected facilities uneconomical, you could, at your

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

January 21, 2009

option, cease to operate the facilities and forego these capital expenditures without incurring any further obligations.

•

Notwithstanding the fact that these are capital expenditures, we believe that the best practice is to quantify the expected impact of this consent decree in the same location as the rest of your disclosures concerning this matter, as we believe providing comprehensive disclosures in one location assists in reader comprehension. Additionally, it appears that such disclosure would be necessary, at a minimum, in MD&A as part of providing your readers with a view of the company through the eyes of management by disclosing expected future capital expenditures that could have a material impact on your financial statements or liquidity. Refer to Item 303 of Regulation S-K and our Release No. 33-8350.

Response:

In future filings, the Company will clarify that, if the costs of these capital expenditures become great enough to render the operation of the affected facility or facilities uneconomical, the Company could, at its option, cease to operate the facility or facilities and forego these capital expenditures without incurring any further obligations. The Company will quantify the expected impact of the Consent Decree in the same location as the Company’s disclosures concerning this matter in the environmental matters section of Item 1. Business, as well as in the liquidity section of the Company’s MD&A. However, due to the significant subjectivity of the forecasted numbers, and the fact that the amounts are capital expenditures, it is our practice to not include in the commitments and contingencies footnote of the audited financial statements.

Form 10-Q for the Quarterly Period Ended September 30, 2008

3.

We note your response to prior comment 2 from our letter dated September 29, 2008 and your disclosure controls and procedures discussion in the above referenced Form 10-Q. Please ensure that you apply our prior comment regarding your disclosure controls and procedures to your Forms 10-Q

Response:	In future filings, the Company will ensure it applies the Staff’s previous comment regarding the Company’s disclosure controls and procedures in its periodic filings.

Form 8-K Filed August 7, 2008

4.

We note your response to prior comment 15 from our letter dated September 29, 2008 concerning your reconciliation between Adjusted Cash Flow from Operations and Adjusted EBITDA. In future filings, please clarify to your readers why you believe this disclosure

United States Securities and Exchange Commission

Attention: Ms. Jennifer Thompson

January 21, 2009

provided useful information to your investors, as the purpose of this disclosure may be unclear.

Response:

In future filings in which this information is presented, the Company will include in its disclosure the following: “This presentation is intended to demonstrate the relationship between the performance measure of Adjusted EBITDA and the liquidity measure of Adjusted Free Cash Flow. We believe it is useful to our analysts and investors to understand this relationship because it demonstrates how the cash generated by our operations is used to satisfy various liquidity requirements. This presentation is not intended to be a reconciliation of non-GAAP measures pursuant to Regulation G. Such reconciliations of these non-GAAP financial measures to GAAP measures can be found in the schedules attached hereto.”

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 713-767-8477; Carolyn Stone, Senior Vice President and Controller at 713-767-5141; or Lance Schuler of Andrews Kurth LLP at 713-220-4477. Thank you.

Very truly yours,

/s/ Holli C. Nichols

Holli C. Nichols

Executive Vice President, Chief Financial Officer & Treasurer

cc:	Ms. Yong Kim, Securities and Exchange Commission
Mr. Bruce A. Williamson, Chairman , President and Chief Executive Officer, Dynegy Inc.
Mr. J. Kevin Blodgett, EVP and General Counsel, Dynegy Inc.
Ms. Carolyn J. Stone, SVP & Controller, Dynegy Inc.
Mr. Kent Stephenson, SVP & Deputy General Counsel, Dynegy Inc.
Mr. William L. Trubeck, Chairman, Audit and Compliance Committee Dynegy Inc.

Mr. W. Lance Schuler, Andrews Kurth LLP

Mr. Herb Listen, Ernst & Young LLP